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Exhibit 99.1

 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual and Special Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 29, 2015 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon, for the year ended December 31, 2014;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to approve an ordinary resolution reconfirming the Corporation's shareholder rights plan;

5.
to approve a special resolution authorizing an amendment to the Corporation's articles to change the provisions of the currently authorized preferred shares in the capital of the Corporation;

6.
to approve an ordinary resolution confirming the amendments to the Corporation's By-Law No. 1;

7.
to approve a non-binding advisory resolution on the Corporation's approach to executive compensation; and

8.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

You are entitled to receive notice of and vote at the meeting if you are a holder of common shares of the Corporation at the close of business on March 6, 2015. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the meeting and act for you, or voting in person by attending the meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions & Answers section in the accompanying management proxy circular for more information on the voting methods available to you. Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 27, 2015 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued or other appropriate identification prior to being permitted to enter the meeting. The Corporation's authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the meeting.

Only shareholders and proxyholders are entitled to vote and participate in the business of the meeting. Persons who are not shareholders or proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the meeting via email to investor.relations@cenovus.com, by telephone to 1-403-766-7711 (toll free in Canada: 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the meeting, including registered guests, may be admitted only with the consent of the Chair of the meeting or with consent of the meeting.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 6, 2015

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  Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.